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                                                     MONY Life Insurance Company
                                                     1740 Broadway
                                                     New York, NY 10019

February 27, 2003

EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        Re:  MONY America Variable Account A
             Post-Effective Amendment No. 1 to
             Registration Statement on N-4
             (Registration Nos. 333-91776 and 811-05166)

Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 enclosed on behalf of MONY Life Insurance Company of America, the depositor of the trust, I hereby withdraw Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (Registration No. 333-91776) which was filed on February 25, 2003.

Post-Effective Amendment No. 1 which will be filed tomorrow, February 28, 2003, will substitute for this filing.

If you have any questions or require any further information with respect to the withdrawal of this Post-Effective Amendment or any matters related to this filing, please do not hesitate to call me at 212-708-2865.

Thank you for your consideration.

Very truly yours,


/s/ HAROULA K. BALLAS
Haroula K. Ballas
Counsel - Operations